5/23/14

SEC
Mail Processing
Section

MAY 20 2014

Washington DC
405

[redacted]

S 14040665 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-50040~~ 8-48201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southlake Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 92818 1750 Sleepy Hollow Trail
(No. and Street)

Southlake (City) TX (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Sandow 817-329-5950
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/11/14
6/10

OATH OR AFFIRMATION

I, Richard Sandow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Southlake Capital, LLC as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

5/19/14

Notary Public

PATTI PEARSON
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-21-2014

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any Material Inadequacies Found to Exist or Found to Have Existed since the Date of the Previous Audit.
- [x] (o) Independent Auditor's Report on Internal Control

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

SOUTHLAKE CAPITAL, LLC

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Southlake Capital, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Southlake Capital, LLC as of March 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southlake Capital, LLC as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
May 16, 2014

SOUTHLAKE CAPITAL, LLC
Statement of Financial Condition
March 31, 2014

ASSETS

Cash	$ 56,613
Receivable from broker-dealers and clearing organizations	61,894
Securities owned, at fair value	8,227
Property and equipment, net of accumulated depreciation	-0-
Total Assets	$ 126,734

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -0-
Member's equity	126,734
Total Liabilities and Member's Equity	$ 126,734

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Income
For the Year Ended March 31, 2014

Revenues	
Commission income	$ 7,728
Gain on securities owned	4,748
Interest income	1,536
Other revenue	2,401
Total revenues	16,413
Expenses	
Regulatory fees and expenses	1,001
Other expenses	9,089
Total expenses	10,090
Net Income	$ 6,323

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2014

Balance, March 31, 2013	$ 134,857
Distributions	(14,446)
Net income	6,323
Balance, March 31, 2014	$ 126,734

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2014

Balance at March 31, 2013	$ -0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2014	$ -0-

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Cash Flows
For the Year Ended March 31, 2014

Cash flows from operating activities:	
Net income	$ 6,323
Depreciation Expense	3,700
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(12)
Decrease in accounts receivable – related party	10,000
Net cash provided (used) by operating activities	20,011
Cash flows from investing activities:	
Increase in amount of securities owned - investment account securities	5,079
Net cash provided (used) by investing activities	5,079
Cash flows from financing activities:	
Distributions	(14,446)
Net cash provided (used) by financing activities	(14,446)
Net increase in cash	10,644
Cash at beginning of year	45,969
Cash at end of year	$ 56,613

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Notes to Financial Statements
March 31, 2014

Note 1 - Summary of Significant Accounting Policies

Business Operations

Southlake Capital, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii). The Company operates as a Texas Limited Liability Company. Its members have limited personal liability for obligations or debts of the entity. The Company was organized on November 15, 1995 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

Security Transactions

Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned and securities sold, but not yet purchased, are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; the individual members are required to report their distributive share of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Measurements

Securities owned at fair value as of March 31, 2014 are considered investment securities. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

For the year ended March 31, 2014, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of level 1, 2, or 3 categories in the fair value hierarchy for the year ended March 31, 2014.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2014, the Company had net capital of approximately $125,706 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to members can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable members to pay federal income taxes on profits, among other purposes.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Property and Equipment

Property and equipment are recorded at cost and consist of furniture and office equipment. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of 3 to 5 years. The Company disposed of its property and equipment in the year of 2013, since the property and equipment was fully depreciated.

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 8,933	$ 8,933	$ -0-

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. The Company is also subject to credit risks to the extent the clearing broker-dealer is unable to deliver cash balances on clear security transactions on the Company's behalf. Management monitors the financial condition of clearing broker-dealer and believes the likelihood of loss under these circumstances is remote.

In addition, the Company is required to maintain a deposit with the clearing broker-dealer as collateral on its security positions and customer transactions.

Note 7 - Related Party Transactions

The Company and an affiliate are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

March 31, 2014

Schedule I

SOUTHLAKE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2014

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 126,734
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	126,734
Deductions and/or charges –	
Non-allowable assets:	-0-
Net capital before haircuts on securities positions	126,734
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Exempted securities	452
Debt securities	576
Net capital	$ 125,706

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	$ -0-
Total aggregate indebtedness	$ -0-

Schedule I (continued)

SOUTHLAKE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 25,706
Excess net capital at 1000%	$ 125,706
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

SOUTHLAKE CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

March 31, 2014

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Southlake Capital, LLC

In planning and performing our audit of the financial statements and supplemental information of Southlake Capital, LLC (the "Company"), as of and for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
May 16, 2014